Exhibit No. 20

                              Press Release

   Trans World Corporation Announces a $3.50 Million Capital Raise


    NEW YORK--(BUSINESS WIRE)--Aug. 22, 2007--Trans World Corporation (OTC: TWOC.OB) ("TWC" or the "Company"), announced today that it has completed the private placement of 1,000,000 shares of its common stock to two institutional investors at the private placement offering price of $3.50 per share. Carr Securities Corporation, a broker dealer specializing in value investing and servicing only institutional accounts, acted as a finder in this transaction. TWC received gross proceeds from the transaction of $3,500,000.

    This influx of capital is earmarked for the construction of the first phase of a four-star hotel adjacent to the Route 59 Casino, located in Znojmo, Czech Republic, approximately 45 minutes north of Vienna.

    This hotel will be the leading, high-end hotel in the region and an excellent complement to the casino business. It will be positioned as an internationally recognized luxury hotel offering quality service to transit and leisure tourists.

    Trans World Corporation owns and operates five casinos in Europe. The Company's casinos are American-themed, each designed to reflect a different nostalgic era of American life. TWC maintains its headquarters in New York City. For more information, please visit www.transwc.com or www.american-chance-casinos.com.

    The shares of common stock sold in this private placement will not be registered under the Securities Act of 1933, or any state securities laws, and were sold in a private transaction pursuant to
Section 4(2) of the Securities Act and Rule 506 of Regulation D. The Company has agreed to file a registration statement with the Securities and Exchange Commission covering the resale by the investors of the privately placed common stock by February 21, 2008.

    "Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this release which are not historical facts contain forward looking information with respect to plans, projections or the future performance of the Company, the occurrence of which involve certain risks and uncertainties detailed in the Company's filings with the Securities and Exchange Commission.


    CONTACT: Trans World Corporation
             Jill Yarussi, 212-983-3355
             Manager of Communications
             jyarussi@transwc.com